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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Copper Valley Minerals Ltd.
(Exact name of registrant as specified in its corporate charter)

000-27277
Commission File No.

Nevada State of Incorporation	98-0207554 (IRS Employer Identification No.)

2060 Gisby Street
Vancouver, British Columbia, Canada V7V 4N3
(Address of principal executive offices)

(604) 926-4300
(Registrant's telephone number, including area code)

October 5, 2001

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

    This Information Statement is being furnished to all holders of record at the close of business on September 30, 2001 of the common stock, par value $.001 per share ("Common Stock") of Copper Valley Minerals Ltd., a Nevada corporation ("Copper Valley" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1.

NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

    On September 24, 2001, J. Stephen Barley, the majority shareholder of the Company (the "Seller"), entered into a share purchase agreement (the "Share Purchase Agreement") with Sarah Dankert, Michael Schliman and Zaida Torres (the "Purchasers") and the Company, which results in a restructuring of the Company's management, Board of Directors (the "Board"), and ownership. Pursuant to the terms of the Share Purchase Agreement, Mr. Barley sold an aggregate of 1,200,000 shares of common stock of the Company, representing 59.0% of the issued and outstanding common stock. Commensurate with the Share Purchase Agreement, J. Stephen Barley tendered a letter of resignation to the Board to resign as its sole Board member, effective upon the appointment of a new Board member, Richard Libutti. The resignation will not occur, and the new directors will not begin their term, until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's shareholders.

Voting Securities of the Company

    As of September 30, 2001, the Company had 2,033,000 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

Changes in Control

    The Purchasers acquired 1,200,000 shares (approximately 59.0% of the outstanding shares of Common Stock) on September 26, 2001 pursuant to the Share Purchase Agreement. The consideration for the acquisition was paid from the personal funds of the Purchasers. The Purchasers may now be considered to "control" the Company.

    Please read this Information Statement carefully. It describes the terms of the Share Purchase Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Share Purchase Agreement. Additional information about the transactions contemplated by the Share Purchase Agreement and the business of the Company will be contained in the Company's Current Report on Form 8-K to be filed with the Securities and Exchange Commission. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

EXECUTIVE COMPENSATION

    The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended April 30, 2001.   No other compensation was paid to any such officer or directors other than the cash compensation set forth below. Compensation attributed to J. Stephen Barley was paid to C.H.M. Consulting Inc.

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation
						Awards		Pay-Outs
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Securities Under- lying Options/ SARs (#)	LTIP Payouts	All Other Compen- sation ($)
J. Stephen Barley(1)(2) President and Director	2001 2000 1999	$ $	9,000 9,000 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL
Geoffrey Goodall(3) Director	2001 2000 1999		NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL

Notes:

(1)
Mr. Barley was appointed as a director on June 11, 1998. Mr. Barley was appointed as president, secretary and treasurer on June 11, 1998.

(2)
We pay a management fee in the amount of $750 per month to C.H.M. Consulting Inc. in consideration for the services of Mr. Barley and office administration services.

(3)
Mr. Goodall was appointed as one of our directors on August 12, 1999. Mr. Goodall resigned as one of our directors on September 20, 2001.

Stock Option Grants

    The following table sets forth information with respect to stock options granted to each of our directors and officers during our most recent fiscal year ended April 30, 2001:

Name	Common Shares under Options/SARs Granted #	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Common Share)	Expiration Date
J. Stephen Barley President, Secretary Treasurer and Director	NIL	N/A	N/A	N/A
Geoffrey Goodall Director	NIL	N/A	N/A	N/A

Exercises of Stock Options and Year-End Option Values

    The following is a summary of the share purchase options exercised by our officers, directors and employees during the financial year ended April 30, 2001:

AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) ($)	Value of Unexercised in-the-Money Options/SARs at Financial Year-End
J. Stephen Barley President, Secretary Treasurer and Director	NIL	N/A	NIL	N/A
Geoffrey Goodall Director	NIL	N/A	NIL	N/A

Outstanding Stock Options

    We have not granted any stock options and do not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of our common stock.

Compensation Of Directors

    Our directors do not receive cash compensation for their services as directors or members of committees of the board.

PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

    The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of October 5, 2001 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and

(iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	J. Stephen Barley 2060 Gisby Street West Vancouver, BC Canada V7V 4N3	NIL	NIL%
Common Stock	Sarah Dankert 1460 Elm Street, Ste. 3299 Stratford, CT 06615	400,000 Shares	19.7%
Common Stock	Michael Schliman 1460 Elm Street, Ste. 3299 Stratford, CT 06615	400,000 Shares	19.7%
Common Stock	Zaida Torres 1460 Elm Street, Ste. 3299 Stratford, CT 06615	400,000 Shares	19.7%
Common Stock	Directors and Officers As a Group (1 Person)	NIL	NIL%

(1)
Based on a total of 2,033,000 shares of our common stock issued and outstanding as of October 5, 2001.

    Except as otherwise noted, it is believed by us that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

DIRECTORS AND EXECUTIVE OFFICERS

    The Company anticipates that on or about October 15, 2001, J. Stephen Barley will declare effective a tendered letter of resignation to the Board to resign as its sole Board member, effective upon the appointment of a new Board member, Richard Libutti.

    The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

Name	Age	Position
J. Stephen Barley	45	Director, President, Secretary and Treasurer

    Mr. J. Stephen Barley has been a director and our president, secretary and treasurer since June 11, 1998. Mr. Barley received his Bachelor of Commerce degree from the Mount Allison University in New Brunswick, Canada in 1979. He received his law degree from Dalhousie University in Nova Scotia, Canada in 1982. Mr. Barley practiced as a lawyer with Casey & O'Neill and successor firms from 1984 to 1991. Mr. Barley practiced as a lawyer with J. Stephen Barley Law Corporation from 1992 to 1997. Mr. Barley specialized in the areas of corporate and securities law during the time of his private practice as a lawyer with Casey & O'Neill and J. Stephen Barley Law Corporation. Mr. Barley's clients included a number of publicly traded companies involved in the business of mineral exploration. Mr. Barley has been involved as a corporate finance consultant and as a director and investor in several private business ventures since 1997. Mr. Barley has been the president and a director of Tuscany Minerals Ltd., a company engaged in the business of mineral exploration, since October 5, 2000. Mr. Barley is currently a director of NetDriven Solutions, a company publicly traded on the Toronto Stock Exchange and involved in the business of data storage solutions. Mr. Barley is also currently a director of New Century Equity Holdings, a Nasdaq traded investment and holdings company. Mr. Barley is a member in good standing of the Law Society of British Columbia and the Law Society of Alberta.

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE RESIGNATION OF
J. STEPHEN BARLEY

Name	Age	Position
Richard Libutti	44	Director and President

    Mr. Richard Libutti has approximately 21 years of diverse experience in financial reporting, tax compliance, debt and equity capital placements and mergers and acquisitions. Mr. Libutti joined Banyan Capital Partners, Inc. as CFO in February 2001. Prior to joining Banyan, he served as Chief Financial Officer and Vice President of Finance for National Financial Companies, LLC ("NFC"), a merchant banking company that he joined in 1995. Prior to NFC, Mr. Libutti was the Controller for several domestic and international businesses, including LSG Sky Chefs, a wholly owned company of AMR, Inc. (American Airlines). From 1980 through 1989 he was Senior Accountant and Operations Manager for a regional Certified Public Accounting firm. He graduated from Bryant College in 1980 with a Bachelor of Science degree in Business Administration.

COMMITTEES

    The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

MEETINGS OF THE BOARD OF DIRECTORS

    The Board did not hold any meetings during the fiscal year ended December 31, 2000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended April 30, 2001 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Except as set forth below, none of our directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

    We have entered into the Management Agreement with C.H.M. Consulting Inc., a company controlled by Mr. J. Stephen Barley, our president, secretary and treasurer and a director. Under the Management Agreement, we pay to C.H.M. Consulting Inc. a management fee of $750 per month in consideration for management and administration services provided by C.H.M. Consulting Inc. to us.

The initial term of this agreement expired on March 31, 2000 and has been extended on a month to month basis by agreement. This management agreement will terminate upon Mr. Barley's resignation as one of our directors

    We borrowed $27,500 from Formusoft, Inc. during the year ended April 30, 2001. Additional funds were advanced subsequent to April 30, 2001 by Formusoft. Mr. Barley is an officer and director of Formusoft and has an equity interest in Formusoft. The funds have been advanced as a demand loan and bear interest at the rate of 10% per annum. We have repaid all funds advanced by Formusoft in full.

LEGAL PROCEEDINGS

    The Company is not aware of any legal proceedings in which Purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

SIGNATURES

    In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 5, 2001	By Order of the Board of Directors

COPPER VALLEY MINERALS LTD.

	By:	/s/ J. STEPHEN BARLEY J. Stephen Barley President

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
CURRENT EXECUTIVE OFFICERS AND DIRECTORS
SIGNATURES